November 9, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FreeSeas Inc. Registration Statement on Form F-1 Filed October 17, 2012 File No. 333-184455

Ladies and Gentlemen:

FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company”), is submitting this letter and Amendment No. 1 to the Form F-1 (the "Amended Form F-1") in response to the comment letter dated November 2, 2012 (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission regarding the Company’s registration statement on Form F-1 filed on October 17, 2012 (the “Form F-1”). This letter sets forth the responses to each of the staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

General

1.	We note that you have not filed Exhibit 5.1. Please revise to include a fully executed and dated opinion of counsel. We may have further comments after our review.

The opinion of the Company’s Marshall Islands counsel has been filed as Exhibit 5.1 to the Amended Form F-1.

Company Information, page 1

Investment Agreement, page 1

2.	Please revise the first paragraph to disclose (i) the percentage of outstanding shares of your common stock that the shares being offered represent and (ii) the principal amount available under the Investment Agreement based upon the pricing formula set forth in the Investment Agreement and calculated as of the most recent practicable date. Please also revise to discuss the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount available under the Investment Agreement. If you are not likely to receive the full amount available under the Investment Agreement, include an explanation of why the parties included the particular amount.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr

U.S. Securities and Exchange Commission November 9, 2012 Page 2

The Company has revised its disclosure on page 1 of the Amended Form F-1 to address this comment. We have expanded the “Use of Proceeds” section on page 13 as well.

Risk Factors, page 5

3.	Please revise to include a risk factor discussing the likelihood that you will have access to the full amount available under the Investment Agreement.

The Company has added a new risk factor on page 8 of the Amended Form F-1 to address this comment.

If we are unable to achieve compliance with NASDAQ’s listing requirements, page 8

4.	Please revise this risk factor or include a new risk factor discussing the risk that sales by Dutchess of your common stock acquired pursuant to the Investment Agreement may prevent your common stock price from rising enough to keep you from being delisted by NASDAQ by mid-December 2012 or shortly thereafter and to discuss any defaults that may be triggered by such delisting.

The Company has added a new risk factor on page 8 of the Amended Form F-1 to address this comment.

If the staff has any further questions, please contact Nina S. Gordon of Broad and Cassel, the Company’s counsel, at (561) 218-8856. I can be reached at 011-30-210-452-8770 or am@freeseas.gr. We appreciate your assistance in this regard.

Very truly yours,

/s/ Alexandros Mylonas
Alexandros Mylonas
Chief Financial Officer

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr